Mailstop 3561

May 11, 2007

<u>Via U.S. Mail</u>

Marcie E. Copson-Hall
Senior Vice President
FIA Card Services, National Association
1100 N. King Street
Wilmington, DC 19884-0781

Re: BA Credit Card Trust
**   Form 10-K for the fiscal year ended June 30, 2006**
**   Filed September 28, 2006**

**   Form 10-D for the monthly distribution period from April 1, 2006 to April**
**   30, 2006 Filed May 15, 2006**
**   File No. 333-50316-02**

Dear Ms. Copson-Hall,

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                                    Sincerely,

                                                    Max A. Webb
                                                    Assistant Director

cc: Michael H. Mitchell, Esq.
        Orrick, Herrington & Sutcliffe LLP
        via facsimile: 202-339-8500